2/1

Follow-Up Materials

07020755

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED

FEB 0 5 2007

THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-2 FISCAL YEAR:

(03/94)

ADB

Asian Development Bank

Board of Directors

83-2

RECEIVED
2007 FEB -1 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL RECEIVED PROCESSING
OCT 11 2006
WASH. D.C. 213 SECTION

FOR OFFICIAL USE ONLY

R175-06
17 August 2006

Condensed Quarterly Financial Statements

1. Attached for the consideration of the Board are Management's Discussion and Analysis and Condensed Quarterly Financial Statements as of 30 June 2006.

2. In the absence of any request for discussion and in the absence of a sufficient number of abstentions or objections (which should be communicated to The Secretary by the close of business on 7 September 2006), the Condensed Quarterly Financial Statements will be deemed to have been approved, to be so recorded in the minutes of a subsequent meeting of the Board. Any notified abstentions or objections will also be recorded in the minutes.

For Inquiries: P. Y. Chiu, Controller's Department
(Ext. 4540)
R. Budiman, Controller's Department
(Ext. 4553)

The attached document has a restricted distribution until it has been approved by the Board of Directors. Following such approval, the document will be available to the public.

ADB

Asian Development Bank

Management's Discussion & Analysis and Condensed Quarterly Financial Statements

30 June 2006
(Unaudited)

CONTENTS

30 June 2006

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. The Charter requires that each funding resource be kept separate from the other. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective 1 January 2001, ADB complied with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"). FAS 133 allows hedge accounting only if qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. However, applying FAS 133 hedge criteria would not entirely reflect ADB's risk management and hedging strategies. ADB elected not to adopt hedge accounting and reports all derivative instruments in the balance sheet at fair value while recognizing changes in the fair value of derivative instruments in the period as part of net income.

ADB early adopted the provisions of FAS 155 "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140", which allow fair valuing any hybrid financial instruments that contain embedded derivatives requiring bifurcation under the FAS 133. Hence, certain structured notes of the borrowings portfolio are reported at fair value with changes in fair value reported in net income.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2005. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Supplemental Reporting. ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives, hybrid financial instruments, and certain investments) are recorded at their fair value while loans, certain borrowings, and certain investments are recorded at carry value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial position. Therefore, to better reflect ADB's financial position and risk management, two supplemental financial statements are included: current value and pre-FAS 133. Applications of consistent approach on these statements allow better analysis for management information and decision making.

Table 1 presents selected financial data on three bases: statutory basis, pre-FAS 133 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Basis		
	30 June 2006	30 June 2005	31 December 2005
Net Income	(124)	74	109
Average Earning Assets	36,954	35,992	36,092
Annual Return on Average Earning Assets	0.40%	0.71%	0.30%
Return on Loans	4.84%	4.19%	4.35%
Return on Investments	4.11%	2.21%	2.96%
Cost of Borrowings	5.84%	3.94%	5.04%
Equity-to-Loan Ratio	49.27%	51.46%	49.36%
	Pre-FAS 133 Basis		
	30 June 2006	30 June 2005	31 December 2005
Net Income	267	179	416
Average Earning Assets	36,892	35,975	36,076
Annual Return on Average Earning Assets	1.45%	0.99%	1.15%
Return on Loans	4.81%	4.19%	4.35%
Return on Investments	4.04%	2.75%	2.99%
Cost of Borrowings	4.21%	3.75%	3.75%
Equity-to-Loan Ratio	50.51%	50.77%	49.48%
	Current Value Basis		
	30 June 2006	30 June 2005	31 December 2005
Net Income	326	156	94
Average Earning Assets	38,208	37,982	37,948
Annual Return on Average Earning Assets	1.54%	0.90%	0.23%
Return on Loans	2.83%	2.25%	(1.18)%
Return on Investments	4.26%	0.26%	(1.11)%
Cost of Borrowings	2.55%	1.31%	(1.34)%
Equity-to-Loan Ratio	51.88%	50.69%	49.72%

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in market environment. Table 3 shows the Condensed Current Value Income Statements reconciled from the statutory basis for the period ended 30 June 2006. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133 effects removes its impact, as these effects are part of the current value adjustments. Table 4 provides a further detail and analysis of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets at 30 June 2006 and 31 December 2005
In thousands of U.S. dollars

	30 June 2006					31 December 2005
	Statutory Basis	Reversal of FAS 133	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 100,100	$ -	$ 100,100	$ -	$ 100,100	$ 81,662
Investments and accrued income	13,850,361	-	13,850,361	-	13,850,361	11,212,091
Securities transferred under securities lending arrangement	2,322,369	-	2,322,369	-	2,322,369	2,770,965
Securities purchased under resale arrangement	432,839	-	432,839	-	432,839	1,118,748
Loans outstanding and accrued interest	23,937,123	(700)	23,936,423	666,386	24,602,809	25,037,712
Less: Provision for loan losses and unamortized front end fee	(81,040)	-	(81,040)	-	(81,040)	(90,541)
Equity investment	537,379	-	537,379	-	537,379	404,975
Receivable from members	171,246	-	171,246	(68,692)	102,554	101,012
Receivable from swaps						
Borrowings	11,213,871	665,049	11,878,920	(665,049)	11,213,871	9,733,074
Others	655,325	(3,009)	652,316	3,009	655,325	1,582,337
Other assets	465,884	-	465,884	-	465,884	576,212
TOTAL	$53,605,457	$ 661,340	$54,266,797	$ (64,346)	$54,202,451	$52,528,247
Borrowings and accrued interest	$26,119,783	$ 323,547	$26,443,330	$ (872,297)	$25,571,033	$24,960,951
Payable for swaps						
Borrowings	11,492,611	(7,859)	11,484,752	7,859	11,492,611	9,354,776
Others	643,336	45,133	688,469	(45,133)	643,336	1,586,604
Payable under securities lending arrangement	2,368,952	-	2,368,952	-	2,368,952	2,795,081
Accounts payable and other liabilities	635,427	-	635,427	-	635,427	677,147
Total Liabilities	41,260,109	360,821	41,620,930	(909,571)	40,711,359	39,374,559
Paid-in capital	3,553,662	-	3,553,662	-	3,553,662	3,449,154
Net notional maintenance of value receivable	(610,503)	-	(610,503)	-	(610,503)	(586,105)
Ordinary reserve	9,006,479	499	9,006,978	561,024	9,568,002	9,840,250
Special reserve	195,805	-	195,805	-	195,805	193,629
Loan loss reserve	130,100	-	130,100	-	130,100	167,000
Surplus	330,117	-	330,117	-	330,117	117
Cumulative revaluation adjustments account	27,519	(27,519)	-	-	-	-
Net income [1] – 30 June 2006	(126,395)	390,876	264,481	59,428	323,909	-
Net income [1] – 31 December 2005	-	-	-	-	-	89,643
Accumulated other comprehensive income	(161,436)	(63,337)	(224,773)	224,773	-	-
Total Equity	12,345,348	300,519	12,645,867	845,225	13,491,092	13,153,688
TOTAL	$53,605,457	$ 661,340	$54,266,797	$ (64,346)	$54,202,451	$52,528,247

[1] Net income after appropriation of guarantee fees to Special Reserve.

Table 3: Condensed Current Value Income Statements for the Periods Ended 30 June 2006 and 2005
In thousands of U.S. dollars

	30 June 2006					30 June 2005
	Statutory Basis	Reversal of FAS-133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From loans	$ 582,427	$ -	$ 582,427	$ -	$ 582,427	$ 504,795
From investments	247,246	-	247,246	-	247,246	170,055
From guarantees	2,176	-	2,176	-	2,176	1,868
From other sources – net	22,551	-	22,551	-	22,551	11,587
Total Revenue	854,400	-	854,400	-	854,400	688,305
EXPENSES						
Borrowings and related expenses	525,310	-	525,310	-	525,310	444,593
Administrative expenses	76,645	-	76,645	-	76,645	61,099
Technical assistance to member countries	(403)	-	(403)	-	(403)	(1,885)
Provision for losses	(3,081)	-	(3,081)	3,081	-	-
Other expenses	1,593	-	1,593	-	1,593	1,716
Total Expenses	600,064	-	600,064	3,081	603,145	505,523
Net realized gains	12,315	-	12,315	-	12,315	2,017
Net unrealized losses	(390,870)	390,876[a]	6	-	6	-
Current value adjustments[b]	-	-	-	59,428	59,428	(22,688)
Provision for losses	-	-	-	3,081	3,081	(6,135)
NET (LOSS) INCOME	$ (124,219)	$390,876	$ 266,657	$ 59,428	$ 326,085	$ 155,976

[a] The net unrealized losses incorporate the effect of FAS 133 adjustments and translation adjustments of holdings in non-functional currency swaps.
[b] Current value adjustments include the effect of FAS 133 adjustments.

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 30 June 2006					Income Statement Effects Year to Date	
	Loans After Swaps	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects[a]	30 June 2006	30 June 2005
Total Current Value Adjustments on Balance Sheet	$ 667,900	$ 46,628	$ 199,389	$ (68,692)	$ (827,857)	$ 17,368	$ 56,400
Unrealized Gains on Investments[b]						36,927[c]	61,522
Accumulated Translation Adjustments						5,133[d]	(140,610)
Total Current Value Adjustments						$ 59,428	$ (22,688)

[a] Prior Year Effects include cumulative current value adjustments on all financial instruments made in the prior years.
[b] Relates to unrealized gains on investments and equity investments classified as available for sale.
[c] These have been moved from the other comprehensive income under the statutory basis and included as part of current value adjustments for current value reporting.
[d] Relates to the translation adjustments for the period and current translation effects from FAS 133 reversals.

Current Value Balance Sheets

Loans and related swaps. Most loans are made to or guaranteed by ADB members. ADB does not sell its loans believing that there is no comparable market for them. The current value of loans incorporates management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable yield curves, which incorporates ADB's funding cost plus lending spread.

The current value also includes ADB's appropriate credit risk assessment for impaired loans. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on public sector loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loans' contractual terms.

The positive current value adjustment of $667.9 million indicates that the average interest on loans on an after swap basis are higher than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $46.6 million resulted from unrealized gains on asset swaps due to increasing interest rates in certain markets.

Equity investments. Under both statutory and current value bases, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying equity method for investments in limited partnership and certain limited liability companies, or for investments where ADB has the ability to exercise significant influence, or (iii) at cost less impairment, which represents a fair approximation of the current value.

Receivable from members. These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. The current value of these liabilities includes the current value of the borrowings and associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $199.4 million favorable current value adjustments is due to the fact that the average cost of the borrowings on an after swap basis is lower than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

For the first half of 2006, net income was $326.1 million under the current value basis compared with pre-FAS 133 net income of $266.7 million (*see Table 3*). The difference of $59.4 million represents current value adjustments comprising of $17.4 million unrealized gains on all outstanding financial instruments, $5.1 million favorable translation adjustments, and $36.9 million net unrealized gains on investments classified as available for sale *(see Table 4)*.

The $59.4 million favorable current value adjustment for the six months ended 30 June 2006 ($22.7 million – 2005) represents the change in the current value of all ADB's financial instruments from

31 December 2005 to 30 June 2006. The adjustment reflects changes in the market environment, including the translation adjustments.

2.3. Risk Bearing Capacity

In 2004, the Board of Directors approved the income planning framework that established the equity to loan ratio (ELR) as one of the key measure of ADB's risk bearing capacity. On the same date, the Board of Directors also approved the full waiver of 1% front-end fees for loans approved from 1 January 2004 to 30 June 2005 and waiver of 20 basis point lending spread on public sector loan charges for the period. Subsequently, the Board of Directors approved the continuation of the waivers through June 2007.

Equity-to-loan ratio. For ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve and surplus. The ELR measures the adequacy of equity capital to absorb unexpected losses in its public sector loan and guarantee portfolios and the ability to generate adequate net income to absorb loss of loan income as a result of a major nonaccrual event and at the same time match the growth in loan and guarantee portfolio. ADB has established a target ELR of 35%. At 30 June 2006, ELR was 50.5% under the pre-FAS 133 basis (49.5% - 31 December 2005).

Loan Loss Provision and Loan Loss Reserve (LLR). ADB provides LLR as part of its equity for public sector loans and guarantees portfolio using credit risk model to estimate expected losses. In addition, loan loss provision for public and private sector loans that are impaired are set up and charged to profit and loss. Hence, both expected and unexpected losses are addressed through adequate ELR, LLR, and loan loss provisions.

2.4. Capital and Resources

To ensure adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's actual net income to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it allocates part of the net income to special funds to support development activities in its DMCs.

In February 2003, the Board of Directors reviewed ADB's lending and borrowing limitations and approved the following policies to take effect immediately: (i) gross outstanding borrowings are limited to no more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus), subject to the Charter limit of 100% of callable capital; (ii) outstanding loan commitments measured by the sum of outstanding disbursed and undisbursed loans, equity investments, and guarantees,[1] are limited to no more than the sum of the total callable paid-in capital and reserves (including surplus but excluding special reserve).

As of 30 June 2006, ADB's lending headroom available was $20.4 billion ($18.8 billion - 31 December 2005). The increase in the headroom was principally due to a $1.7 billion increase in lending authority resulting from favorable translation adjustments and additional capital subscription, offset by $0.1 billion net increase in outstanding loans.

---

[1] ADB's financial policies require that Political Risk Guarantee be charged against lending limitations at the nominal value of the guaranteed obligation, plus the interest that will accrue for the succeeding interest period and Partial Credit Guarantee at the present value of the guaranteed obligation .

As of 30 June 2006, ADB's borrowing headroom available was $15.0 billion ($16.2 billion - 31 December 2005). The decrease in the headroom mainly resulted from $2.3 billion increase in outstanding borrowings after swaps, offset by $1.1 billion increase in borrowing authority due to favorable translation adjustments and additional paid-in capital.

2.5. Summary of financial performance

For the six months ended 30 June 2006, net income before unrealized losses was $266.7 million, compared with $179.7 million for the same period in 2005. The increase of $87.0 million was due to the following:

- $86.0 million increase in investment income mainly resulting from higher yields earned by the portfolio;

- $77.6 million increase in loan income mainly due to $86.5 million increase in interest income and other charges, net of $9.4 million decrease in premium on loan prepayment;

- $11.0 million increase in income from other sources primarily attributed to $8.0 million OCR's proportionate share of income earned for equity investments accounted using equity method and $2.5 million increase in income as executing agency;

- $9.2 million decrease in provision for losses resulting from changes in accounting policy; offset by

- $81.3 million increase in borrowings and related expenses due to increase in the borrowings portfolio and higher interest rates;

- $15.5 million increase in amount of administrative expenses attributed to increase in salary and benefit expenses, and decrease in amount of deferred direct loan origination costs related to new loans that became effective during the period.

Net unrealized losses of $390.9 million as of 30 June 2006 ($105.3 million as of 30 June 2005) incorporated $394.5 million unfavorable FAS 133 adjustment offset by $3.6 million translation adjustment associated with holdings in non-functional currencies. This increase resulted to a net loss of $124.2 million as of 30 June 2006 compared to a net income of $74.5 million as of 30 June 2005. The unfavorable FAS 133 adjustment was primarily due to the net effect of a general increase in interest rates and strengthening of Japanese yen in the financial markets giving rise to unfavorable changes in the value of borrowings related swaps portfolio, which was partially offset by favorable changes in the value of hybrid financial instruments. While these unrealized losses are economically offsetting the corresponding unrealized gains on the underlying borrowing transactions, the application of the FAS 133 accounting guidance does not fully capture this economic hedging relationship for a significant portion of the borrowings portfolio which does not qualify for fair value measurement allowed under FAS 155. (See Notes B and J.)

The increase in unfavorable FAS 133 adjustments of $289.2 million from 2005 resulted primarily from:

- $718.6 million unfavorable changes in the fair value of borrowings related swap portfolio associated with the increase in interest rates environments, offset by

- $212.7 million favorable effect of the change in accounting treatment for embedded derivatives;

- $125.7 million increase in the value of hybrid financial instruments;

- $79.1 million and $8.7 million increases in the value of investments related swaps and loans related swaps, respectively, and $3.2 million gains for FX Forward transactions.

3. Special Funds

In addition to OCR, ADB administers Special Funds consisting of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); Asian Tsunami Fund (ATF); and Pakistan Earthquake Fund (PEF). Financial statements for each fund are prepared in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 June 2006, the governments of 27 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific.

Contributed Resources. Cumulative contributions committed inclusive of unamortized and amortized discount of contribution due to accelerated note encashment of $34.3 million ($21.9 million – 31 December 2005) amounted to $28.5 billion ($26.9 billion – 31 December 2005) as of 30 June 2006, of which contributions available for operational commitments were $26.5 billion ($25.1 billion – 31 December 2005). Contributions committed but not available as of 30 June 2006 were $2.0 billion ($1.8 billion – 31 December 2005) comprising of committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. In addition, $40.0 million was allocated to ADF from 2005 OCR net income. The balance of commitment authority available for operations at 30 June 2006 increased to $1.4 billion ($39.8 million – 31 December 2005).

As of 30 June 2006, Instruments of Contributions from 27 donors were accepted for the eighth replenishment of ADF (ADF IX), which became effective in April 2005. $608.4 million inclusive of compensation for foregone interest, have been received and made available for operational commitments and recognized as contributed resources in 2006.

Review of Activities. During the period, seven ADF loans totaling $98.0 million were approved, compared with 10 approvals amounting to $341.7 million in the same period last year. Disbursements for the period totaled $514.9 million, an increase of 25.7% from $409.6 million for the same period in 2005.

As of 30 June 2006, 28 public sector loans to Myanmar and one public sector loan to Marshall Islands were in arrears and in nonaccrual status. The principal amount outstanding of loans placed in nonaccrual status was $483.5 million ($461.3 million – 31 December 2005) of which $165.0 million ($150.3 million – 31 December 2005) was overdue.

Investment position. The ADF investment portfolio including securities purchased under resale arrangement amounted to $6.3 billion as of 30 June 2006 ($5.7 billion - 31 December 2005). About 83% of the portfolio was invested in time deposits and 17% in floating and fixed income securities. The annualized rate of return on ADF investments was 3.7% as of 30 June 2006 (3.5% - 2005).

3.2 Technical Assistance Special Fund

Review of activities. Technical assistance is accounted for on a commitment basis. As of 30 June 2006, total TASF resources amounted to $1,339.8 million. Of this, $1,076.6 million had been committed, leaving an uncommitted balance of $263.2 million. During the period, 82 technical assistance grants .totaling $53.4 million became effective while an amount of $5.9 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period.

Contributions received for the period comprised $57.2 million from 6 donors as part of the third regularized replenishment of TASF, $20.0 million allocation from OCR, and direct and voluntary contributions from India ($50,000). The third regularized replenishment became effective in April 2005 concurrently with ADF IX.

Investment position. As of 30 June 2006, TASF investment portfolio amounted to $278.6 million ($254.2 million - 31 December 2005). Revenue from investments increased to $5.1 million in 2006 from $3.1 million in the first half of 2005 due to increase in average volume of investments and average yield.

3.3. Japan Special Fund

Review of activities. The technical assistance grants funded by JSF continued to support ADB's overarching goal to reduce poverty. In March 2006, Japan contributed 2.9 billion yen ($24.5 million equivalent) as a regular contribution to the JSF. During the first half of the year, 22 technical assistance grants for the JSF totaling $24.2 million became effective while an amount of $2.1 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period. The uncommitted balance after taking into account contributions, revenues, net TA grants, and administrative and financial expenses was $153.7 million as of 30 June 2006 ($146.9 million – 31 December 2005).

Investment position. The JSF investment portfolio amounted to $215.8 million as of 30 June 2006 ($206.6 million - 31 December 2005). Investment income increased to $4.9 million in 2006 from $3.0 million in the first half of 2005 due to the increase in the average yield of time deposits.

3.3.1 Asian Currency Crisis Support Facility (ACCSF)

Review of Activities. The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $32.0 million as of 30 June 2006 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund (ADBISF)

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 June 2006, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was about $11.6 million.

3.5. Asian Tsunami Fund (ATF)

The Board of Directors approved the establishment of ATF in February 2005 in order to effectively channel resources from ADB and other contributors to DMCs requiring urgent assistance due to the effects of the tsunami on 26 December 2004.

Review of Activities. As of 30 June 2006, total ATF resources amounted to $580.8 million. Of this, $572.6 million has been committed, leaving an uncommitted balance of $8.2 million. Grants for technical assistance and investment projects are accounted for on a commitment basis. In June 2006, the Board of Directors approved the transfer of unutilized funds of $10 million back to OCR Surplus earmarked for use for the rehabilitation and reconstruction of earthquake-affected regions in Indonesia.

3.6. Pakistan Earthquake Fund (PEF)

The Pakistan Earthquake Fund was established in November 2005 in response to the special needs of Pakistan subsequent to the effects of an earthquake in October 2005. As of 30 June 2006, total PEF resources amounted to $101.4 million. Of this, $81.5 million has been committed, leaving an uncommitted balance of $19.9 million.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 June 2006 and 31 December 2005
Expressed in Thousands of United States Dollars (Note B)

		30 June (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 100,100		$ 81,662
INVESTMENTS (Note C)		13,724,944		11,112,757
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)		2,322,369		2,770,965
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		432,839		1,118,748
LOANS OUTSTANDING (Notes E, F and G) (Including FAS 133 adjustment of $700 - 30 June 2006, $757 - 31 December 2005, net of provision for loan losses of $76,432 - 30 June 2006, $79,464 - 31 December 2005, and unamortized front-end fee of $4,608- 30 June 2006, $11,077 - 31 December 2005)		23,612,412		23,478,789
EQUITY INVESTMENTS (Note H)		537,379		404,975
ACCRUED INCOME		369,088		338,862
RECEIVABLE FROM MEMBERS		171,246		173,004
RECEIVABLE FROM SWAPS (Notes G and J)				
Borrowings	$11,213,871		$ 9,733,074	
Others	655,325	11,869,196	1,582,337	11,315,411
OTHER ASSETS				
Property, Furniture, and Equipment	161,408		163,586	
Investment related receivables	130,153		244,718	
Miscellaneous (Note I)	174,323	465,884	167,908	576,212
TOTAL		**$ 53,605,457**		**$ 51,371,385**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes G and J)				
At amortized cost	$23,722,770		$24,398,499	
At fair value	2,083,651	$ 25,806,421	-	$ 24,398,499
ACCRUED INTEREST ON BORROWINGS		313,362		262,138
PAYABLE FOR SWAPS (Notes G and J)				
Borrowings	11,492,611		9,354,776	
Others	643,336	12,135,947	1,586,604	10,941,380
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note D)		2,368,952		2,795,081
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	291,232		345,535	
Undisbursed technical assistance commitments	6,756		9,731	
Miscellaneous (Notes F, K and I)	337,439	635,427	321,881	677,147
Total liabilities		41,260,109		39,074,245
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note K)				
Subscribed (SDR35,221,900,000 - 30 June 2006, SDR35,097,280,000 - 31 December 2005)		51,679,333		50,163,489
Less -"callable" shares subscribed		48,044,544		46,635,308
"Paid-in" shares subscribed		3,634,789		3,528,181
Less - subscription installments not due		11,272		10,980
Subscription installments matured		3,623,517		3,517,201
Less - capital transferred to the Asian Development Fund		69,855		68,047
		3,553,662		3,449,154
Net notional amounts required to maintain value of currency holdings		(610,503)		(586,105)
Ordinary Reserve		9,006,479		8,957,392
Special Reserve		195,805		193,629
Loan Loss Reserve (Note K)		130,100		167,000
Surplus (Note K)		330,117		117
Cumulative revaluation adjustments account (Note K)		27,519		234,833
Net income after appropriation				
For the calendar year 2005				105,202
For the six months ended 30 June 2006 (OCR-2)		(126,395)		-
Accumulated other comprehensive income (OCR-4 and Note B)		(161,436)		(224,082)
Total Capital and Reserves		12,345,348		12,297,140
TOTAL		**$ 53,605,457**		**$ 51,371,385**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)	2005 (Unaudited)
REVENUE (Note L)		
From loans	$ 582,427	$ 504,795
From investments (Note C)	247,246	170,055
From guarantees	2,176	1,868
From other sources - net	22,551	11,587
TOTAL REVENUE	854,400	688,305
EXPENSES (Note L)		
Borrowings and related expenses	525,310	443,540
Administrative expenses	76,645	61,099
Technical assistance to member countries	(403)	(1,885)
Provision for losses (Note E)	(3,081)	6,135
Other expenses	1,593	1,716
TOTAL EXPENSES	600,064	510,605
NET REALIZED GAINS (LOSSES)		
From investments	10,829	1,982
From equity investments	1,004	(16)
From borrowings	456	18
Others	26	33
	12,315	2,017
NET UNREALIZED LOSSES (Notes J and L)	(390,870)	(105,250)
NET (LOSS) INCOME	**$ (124,219)**	**$ 74,467**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)	2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 519,833	$ 455,179
Interest on investments received	224,241	170,906
Interest received for securities under resale arrangement	4,446	2,054
Interest and other financial expenses paid	(405,824)	(369,280)
Administrative expenses paid	(57,611)	(60,230)
Technical assistance disbursed	(2,145)	(3,340)
Others - net	11,932	11,013
Net Cash Provided By Operating Activities	294,872	206,302
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(2,463,630)	(979,575)
Net receipts from securities under resale arrangement	700,593	811,869
Net currency and interest rate swaps	(55,970)	-
Principal collected on loans	911,260	2,127,175
Loans disbursed	(876,937)	(1,093,800)
Others	(5,007)	427
Net Cash (Used in) Provided by Investing Activities	(1,789,691)	866,096
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	4,517,399	1,696,837
Borrowings redeemed	(2,996,145)	(2,166,054)
Issuance expenses paid	(14,995)	(5,539)
Net currency and interest rate swaps	47,890	71,944
Payments from members	17,707	32,279
Resources transferred to TASF	(20,000)	(32,000)
Resources transferred to ADF	(40,000)	(40,000)
Resources received from (transferred to) ATF	10,000	(600,000)
Net Cash Provided by (Used in) Financing Activities	1,521,856	(1,042,533)
Effect of Exchange Rate Changes on Due from Banks	(8,599)	(2,635)
Net Increase in Due from Banks	18,438	27,230
Due from Banks at Beginning of Period	81,662	76,405
Due from Banks at End of Period	$ 100,100	$ 103,635

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)		2005 (Unaudited)	
Balance, 1 January				
Before cumulative effect of FAS 155 adjustments		$ 12,297,140		$ 13,266,777
Cumulative effect of FAS 155 to:				
2005 Net Income	$ 107,700			
Cumulative Revaluation Adjustment Account	(9,237)			
Accumulated Other Comprehensive Income	20,108	118,571		-
Adjusted balance, 1 January		12,415,711		13,266,777
Comprehensive income for the period:				
Net (loss) income for the period (OCR-2)	(124,219)		$ 74,467	
Other comprehensive income for the period	42,538	(81,681)	(85,671)	(11,204)
Subscriptions received		10,568		2,554
Change in SDR values		93,940		(219,071)
Change in Ordinary Reserve		(18,792)		40,785
Notional MOV		(24,398)		59,254
Allocation to TASF		(20,000)		(32,000)
Allocation to ADF		(40,000)		(40,000)
Allocation to (from) ATF		10,000		(600,000)
Balance at end of period		**$ 12,345,348**		**$ 12,467,095**

Accumulated Other Comprehensive Income
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gain (Unaudited)		Minimum Pension Liability Adjustment (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Balance, 1 January	$ (2,566)	$ (6,442)	$ (246,682)	$ (20,326)	$ 30,097	$ 14,272	$ (4,931)	$ (10,426)	$ (224,082)	$ (22,922)
Cumulative Effect of FAS 155	-	-	20,108	-	-	-	-	-	20,108	-
Adjusted balance, 1 January	(2,566)	(6,442)	(226,574)	(20,326)	30,097	14,272	(4,931)	(10,426)	(203,974)	(22,922)
Amortization	897	2,218	-	-	-	-	-	-	897	2,218
Other comprehensive income for the period	-	-	4,714	(149,411)	36,927	61,522	-	-	41,641	(87,889)
Balance, 30 June	$ (1,669)	$ (4,224)	$ (221,860)	$ (169,737)	$ 67,024	$ 75,794	$ (4,931)	$ (10,426)	$ (161,436)	$ (108,593)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2006 and 2005
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2005 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2006 and 2005 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

In February 2006, the Financial Accounting Standards Board issued FAS 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." ADB has decided to early adopt the provisions that allow to report at fair value any hybrid financial instrument that contains embedded derivatives that would otherwise be bifurcated under FAS 133.

ADB issues structured debt to lower its cost of borrowings, which are generally fully hedged through derivative transactions. However, this hedging relationship is not fully captured in the financial statements because under FAS 133 the derivative transactions are required to be measured at fair value while only the embedded derivatives in the structured debt are reported at fair value. This asymmetric treatment of the fair value measurement has caused undue volatility in net income.

Under FAS 155, the entire structured debts and corresponding derivatives are reported at fair value with changes in fair value recognized in net income, and would fully capture the economic hedging relationship.

ADB adopted FAS 155 effective 1 January 2006, and its cumulative effects are reported as increase in Reserves by $118,571,000, comprising of gross gains and losses of $126,276,000 and $7,705,000, respectively.

Certain reclassifications of prior year's information have been made to conform to the current year's presentation.

NOTE C - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 30 June 2006 and 31 December 2005 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 June 2006 and 31 December 2005 are as follows:

	30 June 2006	31 December 2005
Due in one year or less	$ 7,931,938,000	$ 4,930,902,000
Due after one year through five years	4,413,818,000	3,987,196,000
Due after five years through ten years	1,379,188,000	2,194,659,000
Total	$13,724,944,000	$11,112,757,000

NOTE D - SECURITIES TRANSFERRED UNDER LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements are recorded as assets and reported at estimated fair value and the cash collateral received is recorded as a liability. Securities received under resale arrangements are neither recorded on ADB's balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities

received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - LOANS

As of 30 June 2006 and 31 December 2005, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 June 2006	31 December 2005
Indonesia	$ 8,226,883,000	$ 8,365,416,000
China, People's Republic of	5,837,665,000	5,552,543,000
India	3,212,759,000	3,111,471,000
Philippines	2,538,389,000	2,676,084,000
Pakistan	1,840,624,000	1,834,274,000
Others (individually less than 5% of total loans)	2,037,132,000	2,029,542,000
Total loans	$ 23,693,452,000	$ 23,569,330,000
Provision for loan losses	(76,432,000)	(79,464,000)
Unamortized front-end fee	(4,608,000)	(11,077,000)
Net loans outstanding	$ 23,612,412,000	$ 23,478,789,000

Loans outstanding as of 30 June 2006 include loans to the private sector amounting to $606,974,000 ($557,818,000 - 31 December 2005).

The undisbursed balance of approved loans as of 30 June 2006 was $15,176,075,000 ($15,501,833,000 - 31 December 2005). This included an undisbursed balance of approved private sector loans amounting to $671,297,000 ($778,989,000 - 31 December 2005). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $228,342,000 ($205,674,000 - 31 December 2005).

Waivers of Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on public sector loans outstanding from 1 July 2004 - 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new public sector loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on public sector loans approved in 2003). Subsequently, the policy was extended to cover the period up to June 2007. Front-end fees waived during the period totaled $11,823,000 ($19,978,000 – 2005). Lending spread waiver reduced the loan income by $22,344,000 at 30 June 2006 ($21,874,000 - 2005).

Overdue Amounts

Two public sector loans were in nonaccrual status as of 30 June 2006 (one - 31 December 2005). The principal amount outstanding as of 30

June 2006 was $6,116,000 ($2,300,000 - 31 December 2005), of which $871,000 ($596,000 - 31 December 2005) was overdue.

Ten private sector loans were in nonaccrual status as of 30 June 2006 (ten - 31 December 2005). The principal amount outstanding as of 30 June 2006 was $49,162,000 ($49,162,000 - 31 December 2005), of which $40,705,000 ($40,585,000 - 31 December 2005) was overdue.

Provision for Loan Losses

The changes in the provision for loan losses during the first half of 2006 and 2005 are as follows:

	30 June 2006			31 December 2005		
	Public Sector	Private Sector	Total	Public Sector	Private Sector	Total
Balance 1 January	$2,300,000	$77,164,000	$79,464,000	$2,300,000	$82,004,000	$84,304,000
Provision during the period	-	-	-	-	6,135,000	6,135,000
Provision written back	-	(3,080,000)	(3,080,000)	-	-	-
Translation adjustments	-	48,000	48,000	-	(362,000)	(362,000)
Balance 30 June	$2,300,000	$74,132,000	$76,432,000	$2,300,000	$87,777,000	$90,077,000

NOTE F - GUARANTEES

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amounts of these guarantee obligations as of 30 June 2006 and 31 December 2005 covered:

	30 June 2006		31 December 2005	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$1,043,967,000	$1,015,949,000	$1,024,030,000	$1,006,123,000
without counterguarantee	5,195,000	4,893,000	5,502,000	5,219,000
	1,049,162,000	1,020,842,000	1,029,532,000	1,011,342,000
Political Risk Guarantees				
with counterguarantee	146,273,000	117,317,000	145,558,000	113,237,000
without counterguarantee	101,447,000	87,220,000	100,858,000	66,098,000
	247,720,000	204,537,000	246,416,000	179,335,000
Others	950,000	950,000	950,000	950,000
	$1,297,832,000	$1,226,329,000	$1,276,898,000	$1,191,627,000

None of these amounts were subject to call as of 30 June 2006 (nil - December 2005). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion. ADB estimates that the present value of guarantees outstanding as at 30 June 2006 was $791,409,000($755,306,000 - 31 December 2005).

As of 30 June 2006, a total liability of $14,791,000 ($15,839,000 - 31 December 2005) relating to stand-by ready obligation for one partial credit risk guarantee and three political risk guarantees has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE G - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of FAS 133 gave rise to a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans.

Other Receivable from and Payable for Swaps include investments and loan related swap transactions. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with financial risk management tools.

NOTE H - EQUITY INVESTMENTS

Investments in equity securities which are considered as "Available for Sale" are reported at estimated fair value.

Investments in equity securities without readily determinable fair values are reported at cost less impairment. Equity securities with readily determinable market values are reported at market value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies equity method of accounting to $100,730,000 investments in limited partnership and limited liability corporations ($87,427,000 - 31 December 2005).

NOTE I - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	30 June 2006	31 December 2005
Amounts Receivable from:		
Asian Development Fund	$35,467,000	$32,064,000
Japan Special Fund	82,000	109,000
Asian Tsunami Fund	91,000	0
Asian Development Bank Institute Special Fund	197,000	177,000
Staff Retirement Plan	151,000	584,000
Agency Trust Funds (net)	759,000	-
Total	$36,747,000	$32,934,000
Amounts Payable to:		
Technical Assistance Special Fund	$ 37,000	$ 24,000
Agency Trust Funds (net)	-	328,000
Total	$ 37,000	$ 352,000

0 Less than $1,000.

In June 2006, Ireland paid the first installment of the paid-in shares of its membership subscription amounting to $2,660,000 (€2,100,000). Pending the completion of all formalities relating to its membership, the payment was temporarily recorded in Miscellaneous Liabilities. Ireland's membership becomes effective on 24 July 2006.

NOTE J - BORROWINGS

Borrowings are generally reported on the balance sheet at their carrying book value adjusted for any unamortized discounts or premium. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to decrease its cost of borrowing. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of FAS 155 on 1 January 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under FAS 133. Instead, ADB reports at fair value any structured debt that contains embedded derivatives that would otherwise be bifurcated under FAS 133, and changes in fair value are reported in net income.

The weighted average cost of borrowings outstanding as of 30 June 2006 after adjustment for currency and interest rate swap activities, was 5.84% (3.94% - 2005).

NOTE K - CAPITAL AND RESERVES

The authorized capital stock of ADB as of 30 June 2006 consists of 3,522,190(3,509,728 - 31 December 2005) shares amounting to SDR35,221,900,000(SDR35,097,280,000 - 31 December 2005) all of which have been subscribed. Of the subscribed shares, 3,274,462 (3,262,876 - 31 December 2005) shares are "callable", and 247,728 (246,852 - 31 December 2005) shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

In 27 April 2006, Brunei's membership became effective upon completion of all formalities. Brunei has subscribed to 12,462 shares.

In May 2006, the Board of Governors approved the allocation of 2005 net income of $105,202,000 and additions from Cumulative Revaluation Adjustments (CRA) account and Loan Loss Reserve of $308,743,000 and $36,900,000, respectively, to Surplus for $320,000,000, to Ordinary Reserve for $70,845,000, to Asian Development Fund (ADF) for $40,000,000 and to Technical Assistance Special Fund (TASF) for $20,000,000.

The decrease of $207,314,000 in CRA represented the $308,743,000 net unrealized losses for derivatives for 2005 offset by the reversal of $101,429,000 cumulative loss associated with adopting FAS 155.

As of 30 June 2006, the value of the SDR in terms of the United States dollar was $1.46725 ($1.42927 - 31 December 2005) giving a value for each share of ADB's capital equivalent to $14,672.50 ($14,292.70 - 31 December 2005).

In June 2006, the Board of Directors approved the transfer of $10,000,000 unutilized amounts from the Asian Tsunami Fund to Surplus to be earmarked for use to support post-disaster management, rehabilitation, immediate construction, and urgent vital development activities in earthquake-affected regions in Indonesia.

NOTE L - INCOME AND EXPENSES

The average yield on the loan portfolio for the six-month period ended 30 June 2006 was 4.84% (4.19% - 2005) excluding premium received on prepayment and other loan income.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2006 including securities transferred under securities lending and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 4.11% (2.21% - 2005) excluding unrealized gains and losses on investments, and 3.46% (2.68% - 2005) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the six-month period ended 30 June 2006 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities. Of the total administrative expenses for the six-month period ended 30 June 2006 of $165,163,000 ($154,544,000 - 2005), $82,419,000 ($78,996,000 - 2005) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $6,099,000 ($14,449,000 – 2005) related to new loans that became effective as of the period ended 30 June 2006.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly, the write back in the amount of $403,000 for the period represented net cancellations of the undisbursed amounts of completed TA projects committed in prior periods ($1,885,000 - 2005).

For the six-month period ended 30 June 2006, provision for losses of $3,081,000 was written back as a result of loan repayments for private sector loans. During the same period in 2005, provision of $6,135,000 was made for private sector loans.

Other expenses of $1,593,000 ($1,716,000 - 2005) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized losses include unfavorable FAS 133 adjustment of $394,472,000 and favorable translation adjustments of $3,602,000 associated with holdings in non-functional currencies. Unfavorable FAS 133 adjustment of $394,472,000($105,250,000 - 2005) was composed of:

	30 June 2006	30 June 2005
Unrealized gains (losses) on:		
Hybrid financial instruments	$ 125,698,000	$ -
Embedded derivatives in structured borrowings	-	(212,740,000)
Borrowings related swaps	(541,235,000)	178,820,000
Investments related swaps	12,288,000	(66,821,000)
Loans related swaps	6,654,000	(2,074,000)
FX Forward	3,155,000	-
Amortization of the FAS 133 transition adjustments	(1,032,000)	(2,435,000)
Total	$ (394,472,000)	$(105,250,000)

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 June 2006 and 31 December 2005
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)		31 December	
DUE FROM BANKS		$ 62,138		$ 21,557
INVESTMENTS (Note C)		6,274,102		5,533,180
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)		348,852		225,683
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		31,921		182,048
LOANS OUTSTANDING (Note E)		21,138,856		20,238,051
ACCRUED REVENUE		100,290		86,161
DUE FROM CONTRIBUTORS		1,919,355		1,737,594
OTHER ASSETS				
Investment related receivables	$ 229		$ 215	
Miscellaneous	16,444	16,673	3,950	4,165
TOTAL		**$ 29,892,187**		**$ 28,028,439**

LIABILITIES AND FUND BALANCES	30 June (Unaudited)		31 December	
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable under securities lending arrangement (Note D)		$ 355,271		$ 229,134
Advance payments on contributions		109,639		99,040
Payable to related funds (Note F)		52,622		36,778
Undisbursed grant commitments (Note I)		251,211		24,000
Miscellaneous (Note G)		77,531		34,079
Total Liabilities		846,274		423,031
FUND BALANCES				
Amounts available for operational commitments				
Contributed Resources (Note G)	$ 25,831,277		$ 24,425,701	
Unamortized discount	(32,871)	25,798,406	(21,234)	24,404,467
Set-aside Resources		69,855		68,047
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		663,484		623,283
		26,531,745		25,095,797
Accumulated surplus		2,249,468		2,342,886
Accumulated other comprehensive income (ADF-4)		264,700		166,725
Total Fund Balance		29,045,913		27,605,408
TOTAL		**$ 29,892,187**		**$ 28,028,439**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)	2005 (Unaudited)
REVENUE		
From loans	$ 101,273	$ 103,084
From investments (Note C)	116,186	99,457
From other sources - net	375	102
TOTAL REVENUE	217,834	202,643
EXPENSES		
Administrative expenses (Note H)	82,419	78,996
Grants (Note I)	227,640	-
Amortization of discounts on contributions	722	153
Financial expenses	12	12
TOTAL EXPENSES	310,793	79,161
NET REALIZED (LOSSES) GAINS	(459)	523
REVENUE (LESS THAN) IN EXCESS OF EXPENSES	$ (93,418)	$ 124,005

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)	2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 88,826	$ 87,702
Interest on investments received	96,128	106,093
Interest on resale arrangement received	579	47
Cash received from other sources	375	102
Grants disbursed	(12,693)	-
Administrative expenses paid	(79,016)	(63,492)
Financial expenses paid	(12)	(13)
Net Cash Provided by Operating Activities	94,187	130,439
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(447,989)	(610,866)
Net receipts from securities under resale arrangement	151,702	3,147
Principal collected on loans	223,197	206,197
Loans disbursed	(503,298)	(399,503)
Net Cash Used in Investing Activities	(576,388)	(801,025)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	480,175	641,451
Cash received from Ordinary Capital Resources	40,000	40,000
Cash Provided by Financing Activities	520,175	681,451
Effect of Exchange Rate Changes on Due from Banks	2,607	(4,078)
Net Increase in Due from Banks	40,581	6,787
Due from Banks at Beginning of Period	21,557	8,701
Due from Banks at End of Period	$ 62,138	$ 15,488

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)		2005 (Unaudited)	
Balance at beginning of period		$ 27,605,408		$ 29,571,195
Comprehensive income for the period:				
Net (loss) income for the period (ADF-2)	$ (93,418)		$ 124,005	
Other comprehensive income for the period	97,975	4,557	(222,457)	(98,452)
Change in amount available for operational commitments				
from Contributed Resources		1,405,576		(1,170,981)
from Unamortized Discount for Accelerated Notes				
Encashment (ANE) of ADF IX		(11,637)		(6,299)
Transfer from Ordinary Capital Resources		40,000		40,000
Change in SDR value of Set-Aside Resources		1,808		(4,343)
Change in value of transfers from OCR and TASF		201		(375)
Balance at end of period		**$ 29,045,913**		**$ 28,330,745**

Accumulated Other Comprehensive Income
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2006	2005	2006	2005	2006	2005
Balance, 1 January	$ 170,155	$ 484,739	$ (3,430)	$ 4,175	$ 166,725	$ 488,914
Other comprehensive income for the period	102,962	(224,998)	(4,987)	2,541	97,975	(222,457)
Balance, 30 June	$ 273,117	$ 259,741	$ (8,417)	$ 6,716	$ 264,700	$ 266,457

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2006 and 2005
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2005 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2006 and 2005 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) became effective on April 2005. Under the Resolution, ADB is authorized to provide grants for projects and programs of high developmental priority to be financed out of contributions under ADF IX.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented at US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, to improve ADF currency management practices, the Board of Governors adopted a resolution to a full-fledged SDR approach to facilitate resource administration and operational planning to benefit borrowers and to bring the ADF in line with the currency practices of the soft lending facilities of other multilateral development banks. The currency management framework was implemented 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR, to value disbursements, repayments and loan charges in terms of SDR; and to determine the value of Contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

The new framework is expected to shift primary economic environment for ADB. Until the significant change becomes evident, the currencies of contributing members will continue to be the functional currencies as these have represented the currencies of the primary economic environments in which ADF generates and expends cash. The reporting

currency is the United States dollar, and the special purpose financial statements are expressed in thousands of current United States dollars.

Contributions and Contributed Resources

Once a replenishment becomes effective, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, contributors have the option to pay their contributions under accelerated note encashment (ANE) schedule and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

Advanced Payments

Payments received for qualified contributions that are not yet available for operational commitment are recorded as advance payments and included under Liabilities.

NOTE C - INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 June 2006 are classified as "Available for Sale" while those held as of 31 December 2005 were classified as "Held-to-Maturity" or "Available for Sale". Investments are classified as "Held-to-Maturity" when ADB has the intent to hold the investments until maturity and are carried at amortized cost. Investments classified as "Available for Sale" are reported at estimated fair value, which represents their fair market value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. Time deposits are reported at cost.

In relation to the adoption of a full-fledged SDR approach, as discussed in Note B, the ANE investments which were classified as "Held-to-Maturity" had been reclassified to "Available for Sale" as the securities held in non-SDR currencies were sold and replaced by investments in one of SDR currencies. A net loss of $470,000 was realized from the conversion exercises during the first half of 2006. The net unrealized losses on the outstanding ANE portfolio amounted to $2,053,000.

Interest on investment securities and time deposits are recognized as realized and reported net of amortizations of premium and discounts.

The estimated fair value of the investments by contractual maturity as of 30 June 2006 and 31 December 2005 are as follows:

	30 June 2006	31 December 2005
Available-for-Sale Investments		
Due in one year or less	$ 5,906,141,000	$ 1,958,801,000
Due after one year through five years	281,062,000	473,002,000
Due after five years through ten years	86,899,000	-
	6,274,102,000	2,431,803,000
Held-to-Maturity Investments		
Due in one year or less	-	3,041,607,000
Due after five years through ten years	-	59,770,000
	-	3,101,377,000
Total	$ 6,274,102,000	$ 5,533,180,000

The annualized rate of return on the average investments held during the six-month period ended 30 June 2006 including securities transferred under securities lending arrangement and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 3.78% (3.45% - 2005). If unrealized gains and losses were included, the annualized rate of return would have been 3.70% (3.49% - 2005).

NOTE D - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities transferred under securities lending arrangement are recorded as assets and reported at estimated fair value and the cash collateral received is recorded as a liability. Securities received under resale arrangements are neither recorded on the balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - LOANS

As of 30 June 2006 and 31 December 2005, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

Borrower/Guarantor	30 June 2006	31 December 2005
Bangladesh	$ 4,921,395,000	$ 4,733,276,000
Pakistan	4,817,343,000	4,645,163,000
Sri Lanka	2,255,031,000	2,153,417,000
Vietnam	1,908,911,000	1,792,887,000
Nepal	1,282,272,000	1,233,734,000
Others (individually less than 5% of total loans)	5,953,904,000	5,679,574,000
Total loans	$ 21,138,856,000	$20,238,051,000

The principal amount outstanding of public sector loans in nonaccrual status as of 30 June 2006 was $483,516,000 ($461,263,000 - 31 December 2005) of which $164,957,000 ($150,301,000 - 31 December 2005) was overdue.

No private sector loan was in nonaccrual status as of 30 June 2006 and 31 December 2005.

The undisbursed balance of approved loans as of 30 June 2006 was $6,712,628,000 ($7,037,127,000 - 31 December 2005).

NOTE F - PAYABLE TO RELATED FUNDS

Included in Payable to Related Funds is the net amount of $35,467,000 payable to Ordinary Capital Resources (OCR)($32,064,000 - 31 December 2005), and $17,155,000 ($4,714,000 - 31 December 2005) payable to TASF.

The payable to OCR represents the amount of administration charge allocated to ADF pending settlement and the payable to TASF represents contributions allocated to TASF.

NOTE G - CONTRIBUTED RESOURCES

In April 2005, ADF IX became effective. As of 30 June 2006, Instruments of Contributions from 27 donors were received for ADF IX. Of these, contributions totaling $1,159,982,000, including amortized discount of $1,389,000, were received and recorded in "Contributed Resources".

The Contributed Resources do not include $14,627,000 (€11,550,000) which was received from Ireland in June 2006. Pending the completion of formalities relating to Ireland's membership, the contributions have been temporarily recorded in Miscellaneous Liabilities.

NOTE H - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the six-month period ended 30 June 2006 represents administration charge amounting to $82,419,000 ($78,996,000 - 2005). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) in the proportion of the relative volume of operational activities of OCR and ADF.

NOTE I - GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, four grants amounting to $63,000,000 were approved and grants amounting to $227,640,000 became effective. Total Undisbursed grant commitments represents effective grants, which have not been disbursed.

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2006 and 31 December 2005
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)	31 December
DUE FROM BANKS	$ 2,839	$ 1,493
INVESTMENTS (Note C)	278,598	254,164
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)	2,865	-
ACCRUED REVENUE	894	609
DUE FROM CONTRIBUTORS (Note G)	127,653	109,598
OTHER ASSETS (Note E)	25,018	12,658
TOTAL	**$ 437,867**	**$ 378,522**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 23	$ 2,489
UNDISBURSED COMMITMENTS (Note F)	174,693	160,566
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	263,151	215,467
TOTAL	**$ 437,867**	**$ 378,522**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)		2005 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS (Note G)		$ 77,242		$ 161,966
REVENUE				
From investments (Note C)		5,058		3,065
From other sources				
Income from conversion of grants into loans	$ -		$ 569	
Others	48	48	16	585
Total		82,348		165,616
EXPENSES				
Technical assistance (Note F)		47,534		29,995
Financial expenses		3		8
Total		47,537		30,003
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES		34,811		135,613
EXCHANGE GAINS (LOSSES)		12,873		(5,352)
INCREASE IN NET ASSETS		47,684		130,261
NET ASSETS AT BEGINNING OF PERIOD		215,467		99,185
NET ASSETS AT END OF PERIOD		**$ 263,151**		**$ 229,446**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)	2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 50,129	$ 34,566
Interest on investments received	4,815	3,054
Net cash (paid for) received from other activities	(433)	1,391
Technical assistance disbursed	(33,434)	(33,082)
Financial expenses paid	(3)	(8)
Net Cash Provided by Operating Activities	21,074	5,921
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(16,946)	(5,174)
Net payments for securities under resale arrangement	(2,935)	-
Cash Used in Investing Activities	(19,881)	(5,174)
Effect of Exchange Rate Changes on Due from Banks	153	(61)
Net Increase in Due from Banks	1,346	686
Due from Banks at Beginning of Period	1,493	1,600
Due from Banks at End of Period	$ 2,839	$ 2,286

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2006 and 2005
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2005 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2006 and 2005 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The eighth replenishment of the Asian Development Fund (ADF IX) and the third regularized replenishment of the Technical Assistance Special Fund (TASF) became effective in April 2005. Under the resolution, a specific portion of the contribution is to be allocated to TASF.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of those for not-for-profit organization. TASF reports contributed cash and other assets as unrestricted assets as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF. The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 June 2006 and 31 December 2005 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are reported at cost.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2006, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 3.93% (2.66% - 2005).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

TASF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are not recorded on TASF's balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 June	31 December
Receivable from:		
OCR	$ 37,000	$ 24,000
ADF	17,155,000	4,714,000
JSF	-	9,000
Agency Trust Funds - net	6,000	-
Total	$17,198,000	$4,747,000
Payable to:		
JSF	$ 1,000	$ -
Agency Trust Funds - net	-	78,000
Total	$ 1,000	$ 78,000

NOTE F - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is accordingly eliminated. During the six-month period ended 30 June 2006, a net amount of $5,857,000 ($5,874,000 - 2005) was written back as a reduction in TA. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects, which have not been disbursed.

NOTE G - CONTRIBUTIONS

With the effectivity of ADF IX and the third replenishment of TASF, contribution commitments from 27 donors totaling $212,585,000 were allocated to TASF. Of this amount, $127,583,000 was recorded as "Due from Contributors" which are payable throughout the replenishment period of four years in accordance with the encashment schedule. Contributions for the first half of 2006 included direct and voluntary contribution of India amounting to Rs2.25 million ($50,000 equivalent).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2006 and 31 December 2005
Expressed in Thousands of United States Dollars (Note B)

	30 June (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 2,155	$ 5,237	$ 7,392	$ 1,742	$ 3,616	$ 5,358
INVESTMENTS (Note C)	31,097	215,771	246,868	31,529	206,642	238,171
ACCRUED REVENUE	336	2,396	2,732	170	2,101	2,271
OTHER ASSETS (Note E)	24	4,602	4,626	60	1,706	1,766
TOTAL	**$ 33,612**	**$ 228,006**	**$ 261,618**	**$ 33,501**	**$ 214,065**	**$ 247,566**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 91	$ 96	$ 187	$ 149	$ 197	$ 346
UNDISBURSED COMMITMENTS						
Technical assistance (Note F)	1,539	74,184	75,723	2,566	66,993	69,559
NET ASSETS (JSF-2) (Note G), represented by:						
Uncommitted Balances						
Unrestricted	-	153,726	153,726	-	146,875	146,875
Temporarily restricted	27,365	-	27,365	26,895	-	26,895
	27,365	153,726	181,091	26,895	146,875	173,770
Net Accumulated Investment Income						
Temporarily restricted	4,617	-	4,617	3,891	-	3,891
	31,982	153,726	185,708	30,786	146,875	177,661
TOTAL	**$ 33,612**	**$ 228,006**	**$ 261,618**	**$ 33,501**	**$ 214,065**	**$ 247,566**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)			2005 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 24,513	$ 24,513	$ -	$ 27,237	$ 27,237
REVENUE FROM INVESTMENTS	-	4,926	4,926	-	3,009	3,009
REVENUE FROM OTHER SOURCES	-	99	99	-	40	40
NET ASSETS REVERTED BACK TO TEMPORARILY RESTRICTED ASSETS	(413)	-	(413)	(425)	-	(425)
Total	(413)	29,538	29,125	(425)	30,286	29,861
EXPENSES						
Technical assistance (Note F)	(420)	22,133	21,713	(425)	18,977	18,552
Administrative expenses	7	496	503	-	441	441
Total	(413)	22,629	22,216	(425)	19,418	18,993
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	-	6,909	6,909	-	10,868	10,868
EXCHANGE LOSSES	-	(58)	(58)	-	(762)	(762)
INCREASE IN UNRESTRICTED NET ASSETS	-	6,851	6,851	-	10,106	10,106
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	783	-	783	443	-	443
NET ASSETS REVERTED BACK TO TEMPORARILY RESTRICTED ASSETS	413	-	413	425	-	425
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	1,196	-	1,196	868	-	868
INCREASE IN NET ASSETS	1,196	6,851	8,047	868	10,106	10,974
NET ASSETS AT BEGINNING OF PERIOD	30,786	146,875	177,661	28,887	149,229	178,116
NET ASSETS AT END OF PERIOD	**$ 31,982**	**$ 153,726**	**$ 185,708**	**$ 29,755**	**$ 159,335**	**$ 189,090**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)			2005 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 24,513	$ 24,513	$ -	$ 27,237	$ 27,237
Interest on investments received	545	4,612	5,157	785	4,380	5,165
Technical assistance disbursed	(629)	(17,857)	(18,486)	(1,155)	(15,780)	(16,935)
Administrative expenses paid	(7)	(580)	(587)	-	(470)	(470)
Others - net	50	44	94	8	(731)	(723)
Net Cash (Used in) Provided by Operating Activities	(41)	10,732	10,691	(362)	14,636	14,274
CASH FLOWS FROM INVESTING ACTIVITES						
Net Investments	454	(9,111)	(8,657)	634	(10,846)	(10,212)
Net receipts from (payments for) securities under resale arrangement (Note D)	-	233	233	-	(469)	(469)
Net Cash Provided by (Used in) Investing Activities	454	(8,878)	(8,424)	634	(11,315)	(10,681)
Effect of Exchange Rate Changes on Due from Banks	-	(233)	(233)	-	469	469
Net Increase in Due from Banks	413	1,621	2,034	272	3,790	4,062
Due from Banks at Beginning of Period	1,742	3,616	5,358	327	1,017	1,344
Due from Banks at End of Period	$ 2,155	$ 5,237	$ 7,392	$ 599	$ 4,807	$ 5,406

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2006 and 2005
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2005 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2006 and 2005 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The United States dollar is the functional and reporting currency of Japan Special Fund (JSF), representing the currency of the primary economic operating environment. The financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 June 2006 and 31 December 2005 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are reported at cost.

The annualized rates of return on the average investments held under ACCSF and JSF during the six-month period ended 30 June 2006, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 4.67% and 4.53%, respectively (2.59% and 2.73%, respectively - 2005).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

JSF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are not recorded on JSF's balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

NOTE E - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 June	31 December
Amounts Receivable by JSF from:		
ACCSF	$ 91,000	$149,000
TASF	1,000	-
Agency Trust Funds - net	12,000	-
Total	$104,000	$149,000
Amounts Payable by:		
JSF to: Ordinary Capital Resources	$ 82,000	$109,000
TASF	-	9,000
Agency Trust Funds - net	-	1,000
Total	$ 82,000	$119,000
ACCSF to: JSF	$ 91,000	$149,000

NOTE F - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the six-month period ended 30 June 2006, an amount of $2,519,000 ($3,379,000 - 2005) was thus written back as a reduction in TA. $422,000 ($426,000 - 2005) of this amount corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective TA for projects which have not been disbursed.

NOTE G - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 June 2006, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $27,365,000 ($26,895,000 - 31 December 2005).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2006 and 31 December 2005
Expressed in Thousands of United States Dollars (Note B)

ASSETS	**30 June (Unaudited)**	**31 December**
DUE FROM BANKS	$ 885	$ 699
INVESTMENTS (Note C)	10,400	1,274
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note D)	1,302	15,464
PROPERTY, FURNITURE, AND EQUIPMENT	263	376
OTHER ASSETS	1,783	1,791
TOTAL	**$ 14,633**	**$ 19,604**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE TO ORDINARY CAPITAL RESOURCES	$ 197	$ 177
ACCOUNTS PAYABLE AND OTHER LIABILITIES	2,608	2,588
UNCOMMITTED BALANCES (ADBISF-2)	11,828	16,839
TOTAL	**$ 14,633**	**$ 19,604**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)		2005	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS		$ -		$ 13,890
REVENUE				
From investments (Notes B & C)		2		-
From other sources - net		2		1
Total		4		13,891
EXPENSES				
Administrative expenses	$ 3,895		$ 4,262	
Program expenses	1,358	5,253	1,288	5,550
REVENUE (LESS) MORE THAN EXPENSES		(5,249)		8,341
EXCHANGE LOSSES - NET		(57)		(9)
TRANSLATION ADJUSTMENTS		295		(1,165)
(DECREASE) INCREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		(5,011)		7,167
NET ASSETS AT BEGINNING OF PERIOD		16,839		16,845
NET ASSETS AT END OF PERIOD		**$ 11,828**		**$ 24,012**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)	2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ -	$ 13,890
Expenses paid	(5,053)	(5,178)
Transfer to Japan Fund for Public Policy Training	-	(747)
Others - net	-	230
Net Cash (Used in) Provided by Operating Activities	(5,053)	8,195
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(9,062)	(6)
Net receipts from (payments for) securities under resale arrangements	14,170	(8,208)
Net Cash Provided by (Used in) Investing Activities	5,108	(8,214)
Effect of Exchange Rate Changes on Due from Banks	131	(117)
Net Increase (Decrease) in Due from Banks	186	(136)
Due from Banks at Beginning of Period	699	1,326
Due from Banks at End of Period	$ 885	$ 1,190

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2006 and 2005
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2005 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2006 and 2005 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 June 2006 and 31 December 2005 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are reported at cost.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2006 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.041% (0.002% - 2005).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBISF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are not recorded on ADBISF's balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2006 and 31 December 2005
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)	31 December
DUE FROM BANKS	$ 2,764	$ 553
INVESTMENTS (Note C)	499,241	513,338
ACCRUED INCOME	2,130	1,936
OTHER ASSETS (Note D)	43,143	43,036
TOTAL	**$ 547,278**	**$ 558,863**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 91	$ 102
UNDISBURSED COMMITMENTS (Note E)	538,941	552,417
UNCOMMITTED BALANCES (ATF 2), represented by: Unrestricted net assets	8,246	6,344
TOTAL	**$ 547,278**	**$ 558,863**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)	2005 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note B)	$ -	$ 600,000
REVENUE		
From investments (Note C)	12,106	2,850
From other sources	70	5
Total	12,176	602,855
EXPENSES		
Technical assistance	-	410,300
Administrative expenses	270	-
Total	270	410,300
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	11,906	192,555
TRANSFER TO ORDINARY CAPITAL RESOURCES (Note A)	(10,000)	-
EXCHANGE LOSSES - NET	(4)	-
INCREASE IN NET ASSETS	1,902	192,555
NET ASSETS AT BEGINNING OF PERIOD	6,344	-
NET ASSETS AT END OF PERIOD	**$ 8,246**	**$ 192,555**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2006 and 2005
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)	2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ -	$ 604,892
Interest on investments received	11,913	2,541
Net cash received from other sources	66	5
Grants disbursed	(13,583)	(7,705)
Transfer to Ordinary Capital Resources	(10,000)	-
Administrative expenses paid	(282)	-
Net Cash (Used In) Provided by Operating Activities	(11,886)	599,733
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Investments	14,097	(597,033)
Net Increase in Due from Banks	2,211	2,700
Due from Banks at Beginning of Period	553	-
Due from Banks at End of Period	$ 2,764	$ 2,700

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2006 and 2005
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of the Fund is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities, including non-governmental organizations.

ATF's resources may consist of allocations from ordinary capital resources (OCR) and contributions from bilateral, multilateral and transfer of individual sources.

In June 2006, the Board of Directors approved the return of $10,000,000 unutilized resources to OCR Surplus to be earmarked for use in the rehabilitation and reconstruction of earthquake-affected regions in Indonesia.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional and Reporting Currency

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of generally accepted accounting standards applied in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

Contributions

Contributions are recognized as income from the date committed.

NOTE C - INVESTMENTS

All investments held as of 30 June 2006 are in time deposits denominated in United States dollar and reported at cost.

The annualized rate of return on the average investments held during the period ended 30 June 2006, based on the portfolio held at the beginning and end of each month, was 4.71% (2.50%-2005).

NOTE D - OTHER ASSETS AND OTHER LIABILITIES

Other assets represent advances made on technical assistance grants. Included in other liabilities is an interfund payable to OCR of $91,000 ($417 - 2005).

NOTE E - GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed.

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2006 and 31 December 2005
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)	31 December
DUE FROM BANKS	$ 2,139	$ 200
INVESTMENTS (Note C)	22,631	79,865
ACCRUED INCOME	35	105
OTHER ASSETS (Note D)	10,117	5,327
TOTAL	**$ 34,922**	**$ 85,497**
LIABILITIES AND UNCOMMITTED BALANCES		
UNDISBURSED COMMITMENTS (Note E)	$ 15,000	$ -
UNCOMMITTED BALANCES (PEF-2), represented by:		
Unrestricted net assets	19,922	85,497
TOTAL	**$ 34,922**	**$ 85,497**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Period Ended 30 June 2006
Expressed in Thousands of United States Dollars (Note B)

		30 June (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Notes B and F)	$	15,036
REVENUE FROM INVESTMENTS (Note C)		843
Total		15,879
EXPENSES		
Grants (Note E)		80,000
Administrative expenses		1,300
Total		81,300
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES		(65,421)
EXCHANGE LOSSES - NET		(154)
DECREASE IN NET ASSETS		(65,575)
NET ASSETS AT BEGINNING OF PERIOD		85,497
NET ASSETS AT END OF PERIOD	**$**	**19,922**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Period Ended 30 June 2006
Expressed in Thousands of United States Dollars (Note B)

	2006 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES	
Contributions received	$ 10,382
Interest on investments received	913
Grant disbursed	(65,290)
Administrative expenses paid	(1,300)
Net Cash Used in Operating Activities	(55,295)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net investments	57,234
Net Increase in Due from Banks	1,939
Due from Banks at Beginning of Period	200
Due from Banks at End of Period	$ 2,139

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK - PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Period Ended 30 June 2006
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Pakistan Earthquake Fund (PEF) was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan for technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities.

PEF resources will be available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, non-government organizations.

PEF's resources may consist of contributions from ADB and other contributions from bilateral, multilateral, and other sources.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional and Reporting Currency

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of the PEF are presented on the basis of generally accepted accounting standards applied in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as at the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

Contributions

Contributions are recognized as income from the date committed.

NOTE C – INVESTMENTS

All investments are held in time deposits denominated in United States dollar and are reported at cost.

The annualized rate of return on the average investments held during the period ended 30 June 2006, based on the portfolio held at the beginning and end of each month, was 5.12%.

NOTE D – OTHER ASSETS

Other assets as of 30 June 2006 consist of $290,000 advances made on technical assistance grants and $9,827,000 ($5,327,000 - 31 December 2005) due from contributors.

NOTE E - GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed.

NOTE F - CONTRIBUTIONS

In May 2006, the Australian government contributed A$20,000,000 ($15,036,000 equivalent) to the Fund, of which A$6,700,000 was received in June 2006.

ADB

Asian Development Bank

RECEIVED

2006 DEC -1 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2006

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was neither a purchase nor sale of primary obligations in the United States in the third quarter of 2006.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the third quarter ended 30 September 2006 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

Resolution No. 315
Membership of Ireland

Effective 24 July 2006, Ireland became the 66th member of ADB.

ADB

Asian Development Bank

Board of Directors

Sec.M68-06
26 July 2006

Membership of Ireland

1. On 2 April 2006, the Board of Governors adopted Resolution No. 315 (Resolution) entitled "Membership of Ireland and Increase in Authorized Capital Stock". The Resolution specifies 15 August 2006 or such later date as the Board of Directors may determine as the date by which the membership should become effective.

2. In accordance with paragraph 8 of the Resolution, Ireland shall become a member of ADB on the date on which The Secretary of ADB certifies in writing that the conditions precedent to membership stated in paragraph 7 of the Resolution have been satisfied.

3. Ireland has paid the first installment of its subscription in accordance with paragraphs 2, 3, 4 and 5 of the Resolution, and has satisfied on 24 July 2006 the other conditions precedent to membership stated in paragraph 7 of the Resolution. Therefore, a Certificate of Membership dated 24 July 2006 was issued by The Secretary pursuant to paragraph 8 of the Resolution. Attached is a copy of the Certificate referred to above.

ADB

Asian Development Bank

Office of the Secretary

24 July 2006

CERTIFICATE

THIS IS TO CERTIFY that **Ireland** has paid the first installment of its subscription in accordance with paragraphs 2, 3, 4 and 5 of the Board of Governors' Resolution No. 315 entitled "Membership of Ireland and Increase in Authorized Capital Stock", adopted on 2 April 2006, and that the other conditions precedent to membership specified in paragraph 7 of the Resolution have been satisfied. Accordingly, pursuant to paragraph 8 of the Resolution, Ireland becomes a member of the Asian Development Bank as of the date of this Certificate.

Jeremy H. Hovland
The Secretary of the Bank

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4920
Fax +63 2 636 2481

information@adb.org
www.adb.org

Annex A

ADB NEWS RELEASES (Third Quarter 2006)	
DATE	PARTICULARS
29-Sep-06	ADB to Help Finance National Highway Rehabilitation in Afghanistan
29-Sep-06	PRC Improves Statistical Methods to Measure Services Sector Growth
27-Sep-06	ADB Conference Aiming to Boost Investment to Meet Asia's Water Challenges
27-Sep-06	Ex-Japanese PM Mori Launches Regional Network to Tackle Water Issues
25-Sep-06	Officials Meet to Discuss Bringing Down Barriers to Trade
25-Sep-06	Ex-Japanese PM to Launch Water Forum for Asia and Pacific
25-Sep-06	ASEAN+3 Senior Officials Meet to Discuss Poverty Reduction Priorities
22-Sep-06	Law Reform to Help China Address Money Laundering
21-Sep-06	Mongolia Strategy Updated to Reflect New Developments
19-Sep-06	Planned $3 Billion for PRC for 2007-2008 to Be Spread to Agriculture, Energy Efficiency
18-Sep-06	Mekong Customs Officials Meet to Set Priorities for Cooperation
18-Sep-06	Updated 3-Year Regional Program Proposes $1.6 Billion in Lending for GMS
17-Sep-06	A Framework for Fighting Fraud and Corruption
15-Sep-06	ADB Returns to Thai Bond Markets
14-Sep-06	ADB Launches US$10 Billion Asian Currency Note Programme
14-Sep-06	ADB Forms Experts' Panel to Guide Energy Strategy for the Greater Mekong Subregion
13-Sep-06	ADB to Help Philippines' State Firms Improve Financial Performance and Monitoring
11-Sep-06	ADB to Help China Tap into Multi Billion Dollar CDM Potential
08-Sep-06	Seminar Planned to Guide Filipinos through ADB Consulting Process
08-Sep-06	Project Inaugurated to Restore Sri Lankan Tsunami-Hit Road
08-Sep-06	Visiting ADB DG Discusses Raising Assistance Levels to India
07-Sep-06	ADB Vice President Discusses Economy, Tsunami Progress on Sri Lanka Visit
06-Sep-06	ADB Raises Developing Asia 2006 Growth Forecast to 7.7%
06-Sep-06	ADB Raises PRC Growth Forecast for 2006 to 10.4%
06-Sep-06	Stronger Farm, Export Growth Boost Philippine Outlook
06-Sep-06	Higher Industrial Output, Exports Boost Indian Growth, Says ADB
05-Sep-06	Infrastructure Investment Key to Maintaining Asia's Economic Success, VP Tells HK Meeting
04-Sep-06	ADB Director General Reviewing Tsunami Progress During India Visit
04-Sep-06	ADB Vice-President Concludes Visit to Maldives
01-Sep-06	High Level Conference on Central Asia Regional Economic Cooperation Set for October
01-Sep-06	Magsaysay Award Recipient Visits ADB Headquarters
31-Aug-06	ADB Appoints Ursula Schäfer-Preuss as Vice-President
31-Aug-06	ADB to Help Expand Natural Gas Distribution in PRC's Municipalities
31-Aug-06	ADB to Accelerate Housing Reconstruction in Aceh and Nias
31-Aug-06	ADB's Program in Vanuatu to Continue Private Sector Focus
30-Aug-06	ADB Launches Student Essay Competition on Asia's Future
30-Aug-06	ADB Reaffirms Long-Term Partnership with Sri Lanka
29-Aug-06	Norway Swaps $20 Million Debt for ADB's Pakistan Earthquake Fund
25-Aug-06	ADB to Help Improve Rural Infrastructure in Bangladesh
24-Aug-06	ADB Invests in City Commercial Bank in Hangzhou, PRC
23-Aug-06	Grant to Help Strengthen Financial Institutions
22-Aug-06	US$2.7 Million Grant to Prepare Priority Road Projects in Afghanistan
21-Aug-06	ADB Launches Second Governance and Anticorruption Action Plan
18-Aug-06	Grant to Boost Viet Nam's Regional Cooperation Participation
18-Aug-06	US$1 Million Grant to Boost Work on ADB Five-year Energy Strategy
17-Aug-06	PRC's Traffic Police Undergo Three-Week Road Safety Workshop
17-Aug-06	Package of Loans and Grants to Boost Rural Finance in Lao PDR
16-Aug-06	Inequality a Major Hurdle to Education, Health MDGs, Says ADB
15-Aug-06	Development Agencies Help Infrastructure Sectors to Fight AIDS
14-Aug-06	ADB and Government of Philippines Working Closely on BIMP-EAGA

Annex A

ADB NEWS RELEASES (Third Quarter 2006)	
DATE	PARTICULARS
11-Aug-06	ADB Grant to Improve Road Connections Serving Nepal's Rural Poor
10-Aug-06	ADB to Assist in Developing Gas Pipeline Project in Indonesia
09-Aug-06	Grant to Improve Rural Roads in Solomon Islands
08-Aug-06	Luxembourg Establishes Financial Sector Development Partnership Fund at ADB
08-Aug-06	Grant Signed for Project to Boost Philippine Civil Service through ICT
07-Aug-06	Partnership Launched to Create '3R' Knowledge Hub in Bangkok
04-Aug-06	Grant Project Launched to Upgrade Training and Skills in Mongolia's Construction Industry
03-Aug-06	Environment Book to be Launched in Bangkok on Tuesday
03-Aug-06	ADB Identifies Three Priority Areas for Beginning Operations in Armenia
02-Aug-06	ADB Must Harness Civil Society for Poverty Reduction, Report Says
01-Aug-06	ADB to Assist in Developing Major Natural Gas Project in Indonesia
31-Jul-06	$200 Million Loan to Help Improve Heilongjiang Provincial Highway in PRC
31-Jul-06	Expert Panel to Help Guide Energy Strategy for Mekong Region
28-Jul-06	ADB Expands Water Cooperation Activities with $3.2 Million Grant Package
27-Jul-06	Two ADB Loans to Help Address Land Degradation in Uzbekistan
27-Jul-06	ADB Non-Sovereign Loan to Help Bridge India's Power Deficit
26-Jul-06	ADB Proposes $290 Million Support for Papua New Guinea's Medium Term Development Strategy
25-Jul-06	ADB Adopts Regional Cooperation and Integration Strategy
25-Jul-06	Ireland Becomes 66th Member of ADB
25-Jul-06	ADB Working with PRC on New Rural Roads Development Plan
24-Jul-06	$200 Million Loan to Help Reduce Flood Risk in Hunan, PRC
21-Jul-06	ADB to Increase Focus on Infrastructure Development in Bangladesh
20-Jul-06	ADB Signs Second Private Sector Loan for Kazakhstan to Boost Financing for SMEs
20-Jul-06	Beibu Gulf Rim Can Learn from Mekong and ASEAN, ADB VP Tells Forum
19-Jul-06	Innovative US$15 Million Grant to Strengthen ADB's Program in India
18-Jul-06	Emerging East Asia to Post Strong Growth in 2006, Says ADB
18-Jul-06	ADB President Offers Condolences and Support Following Tsunami
18-Jul-06	ADB Setting up Public Finance Knowledge Hub at the AIM in Manila
17-Jul-06	Grant Package to Help Finance Demographic and Health Survey in PNG
17-Jul-06	Poverty Programs Must Better Serve Poor, Says ADB Study
14-Jul-06	Pilot Project Putting Piped Water on Tap for Philippine Urban Poor
14-Jul-06	US$5 Million Grant Approved for Livelihoods of Tsunami-Affected Poor in India
13-Jul-06	E-learning Toolkits Launched to Boost Public Service Delivery in Asia
12-Jul-06	ADB Vice President Greenwood Visits Viet Nam
12-Jul-06	ADB President Offers Sympathy Following Mumbai Tragedy
12-Jul-06	ADB Transfers $11 Million to Regional Partners in Bird Flu Fight
11-Jul-06	Loan to Help Reform Mongolia's Education System
11-Jul-06	Two-Year Term Extension for ADB Vice-President
10-Jul-06	$100 Million Loan to Reduce Water Pollution in Wuhan, PRC
07-Jul-06	ADB to Help Accelerate Expansion of Cellular Phone Services in Afghanistan
06-Jul-06	ADB Cuts Lending Rates on US Dollar and Yen Pool-Based Loans
06-Jul-06	ADB, PRC Celebrate 20 Years of Partnership
05-Jul-06	Supporting Next Phase of SME Development in Viet Nam
04-Jul-06	ADB to Enhance Relations with Mongolia, Says ADB President
04-Jul-06	Two New Loans to Increase Road Connectivity in Papua New Guinea
03-Jul-06	ADB Grant Targeting HIV/AIDS Prevention among Viet Nam's Youth

Source: ADB's official website (http:// www.adb.org)